Mail Stop 6010

November 14, 2007

Joseph P. Mackin
Chief Executive Officer
Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, Maryland 20817

> **Re:** **Technest Holdings, Inc.**
> **Preliminary Information Statement**
> **Filed October 26, 2007**
> **File No. 0-27023**

Dear Dr. Mackin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 3

1.   On page 5, please discuss in more detail the interests of your officers and directors in the sale of EOIR, and quantify the benefits they will derive. For example, we note the disclosure on page 28 that Dr. Mackin will receive $608,957 at the closing in connection with the repayment of the promissory note.

2.   Please disclose when the registrant intends to take corporate action pursuant to written consent in order to approve the sale of EOIR. Please note that Regulation 14C requires that at least 20 calendar days must elapse between the mailing of the information and the taking of corporate action by written consent.

Required Distribution of Sales Proceeds, page 4

3.   Please expand the reference to "Southbridge and certain of its affiliates represent approximately 42.7% of Technest's outstanding voting capital stock and accounted for 8,544,387 of the shares voted in favor of the Sale" to identify the affiliates.

The Business of Technest Holdings, Inc. after the Sale, page 13

4.   Please expand page 13 to quantify your revenues derived during your most recent fiscal year and subsequent fiscal quarter from your remaining business.

5.   Please discuss whether there will be any changes in your officers and directors after the sale of EOIR. We note the disclosure on page 28 that Dr. Mackin will be the president of EOIR and that he will continue to serve as a director of Technest after the sale is completed. Clarify whether Dr. Mackin will continue to be the chief executive officer and president of Technest after the sale.

Background of the Sale, page 15

6.   Please expand this section to disclose the date when you acquired EOIR and the amount of consideration paid to acquire EOIR.

Valuation of EOIR, page 22

7.   Expand the disclosure to explain how each of the analyses performed supported the finding of fairness at the purchase price of $11 million. Expand to also discuss how the fairness advisor evaluated the additional potential contingent purchase price payment. Explain whether the fairness advisor found that the price was fair under both scenarios. We note that Rodman's discounted cash flow analysis yielded an implied value for EOIR of $15.63 million if EOIR is not awarded the follow-on contract.

Security Ownership of Certain Beneficial Owners and Management, page 44

8.   Please expand the footnotes related to each beneficial owner that is a legal entity to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that entity.

Certain Unaudited Pro forma Condensed Financial Information, page 48

9.   Revise the introductory paragraphs to clarify that the pro forma balance sheet assumes the sale of EOIR Technologies occurred as of June 30, 2007, the date of the balance sheet date presented, and that the pro forma statement of operations was prepared assuming the sale occurred as of the beginning of the period presented, July 1, 2006. Provide similar disclosure in Note 2.

10.   Please revise Note 5 to clarify why the assets and liabilities presented do not agree to the EOIR Technologies balance sheet presented on page F-2. For example, we note that Deferred Financing Costs are not reflected on the EOIR Technologies balance sheet but are included in the assets of the discontinued operations in Note 5.

11.   Tell us why the working capital adjustment to the sale proceeds is factually supportable and complies with Rule 11-02(b)(6) of Regulation S-X. As you are required to present a pro forma balance sheet assuming the sale occurred at June 30, 2007, it does not appear that any adjustments to the cash proceeds would be appropriate.

12.   Please revise the note to identify the debt that you will repay from proceeds of the sale. Similarly, expand the note to describe the employee-related contractual obligations which will be paid from the sale proceeds.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Joseph P. Mackin
Technest Holdings, Inc.
November 14, 2007
Page 4

   You may contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

        Sincerely,

        Peggy Fisher
        Assistant Director